EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	2011	2010	Transition Period	2009	2008	2007
Earnings:
Income from continuing operations before income taxes	$(487,126)	$66,488	$(68,446)	$(173,849)	$(1,185,909)	$98,926
Add: Total fixed charges (see below)	126,111	132,905	48,899	181,094	158,414	146,919
Less: Interest capitalized	(3,424)	(1,296)	(1,082)	(2,619)	(5,288)	(5,736)
Total earnings	(364,439)	198,097	(20,629)	4,626	(1,032,783)	240,109

Fixed charges:
Interest(a)	114,955	118,574	45,756	164,548	139,508	128,919
Portion of noncancelable lease expense representative of interest factor(b)	11,156	14,331	3,143	16,546	18,906	18,000
Total fixed charges	126,111	132,905	48,899	181,094	158,414	146,919

Ratio of earnings to fixed charges	(c)	1.49	(d)	(e)	(f)	1.63

(a) Interest includes amortization of capitalized financing fees.
(b) One-third of noncancelable lease expense is assumed to representative of the interest factor.
(c) Earnings were insufficient to cover fixed charges by $490.6 million.
(d) Earnings were insufficient to cover fixed charges by $69.5 million.
(e) Earnings were insufficient to cover fixed charges by $176.5 million.
(f) Earnings were insufficient to cover fixed charges by $1,191.2 million.